UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ATI PRECISION FINISHING, LLC EMPLOYEES’ 401(k) AND
PROFIT SHARING PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan (formerly the Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 28, 2011

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Investments at fair value:
Interest in registered investment companies	$5,130,200	$2,377,920
Interest in synthetic investment contracts	1,329,276	1,309,136
Corporate common stocks	255,251	228,052
Interest-bearing cash and cash equivalents	248,665	141,666
Interest in common collective trusts	35,683	2,158,480

Total investments at fair value	6,999,075	6,215,254

Notes receivable from participants	656,724	679,467
Receivables from employer	511,303	422,838

	1,168,027	1,102,305

Net assets available reflecting investments at fair value	8,167,102	7,317,559
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,418)	(13,660)

Net assets available for benefits	$8,126,684	$7,303,899

See accompanying notes.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2010	2009

Contributions:
Employer	$510,686	$422,838
Employee	103,907	91,715
Rollovers	—	92,186

Total contributions	614,593	606,739

Interest income on notes receivable from participants	41,540	40,034

Investment income:
Net gain from interest in registered investment companies	694,554	664,445
Net gain on corporate common stocks	90,069	78,363
Net gain from interest in common collective trusts	39,386	447,105
Interest income	14,241	20,828
Other income	41,466	55,400

Total investment income	879,716	1,266,141

	1,535,849	1,912,914

Distributions to participants	(700,782)	(906,779)
Administrative expenses and other, net	(12,282)	(16,508)

	(713,064)	(923,287)

Net increase in net assets available for benefits	822,785	989,627
Net assets available for benefits at beginning of year	7,303,899	6,314,272

Net assets available for benefits at end of year	$8,126,684	$7,303,899

See accompanying notes.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements
December 31, 2010
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued changes to reporting and disclosure requirements for loans to participants. Participant loans are required to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The changes are effective for the fiscal year ended December 31, 2010, and are required to be applied retrospectively. There were no changes to the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Plan adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan (the Plan) (formerly the Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). ATI Precision Finishing, LLC (the Plan Sponsor or the Company) is an indirect, wholly owned subsidiary of Allegheny Technologies Incorporated (the Plan Administrator).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
The Company also contributes an amount from its current or accumulated profits for each Plan Year as determined by its Board of Directors. The Board of Directors, in its sole discretion, may choose to make contributions without regard to its current or accumulated profits for the Plan Year. The determination of Company contributions for employees in the collective bargaining unit represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers AFL-CIO, CLC, are subject to the terms of the collective bargaining agreement effective May 31, 2008.
The Plan allows participants to direct their contributions, and contributions made by the Company, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan may be paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants are always fully vested in that portion of their participant account balance derived from their own contributions. The portion derived from Company contributions vest based upon the employee’s years of service, as follows:

Years	Amount of Vesting

Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 or more	100%
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), a common collective trust (CCT) and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments (continued)
within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
The following presents investments that represent 5% or more of the Plan’s net assets:

	Years Ended December 31
	2010	2009

American Funds Growth Fund of America	$850,284	$876,288
Alliance Bernstein Small Mid Cap Value Fund	607,975	471,128
MSIF Small Company Growth Fund	585,532	564,452
Prudential Core Conservative Intermediate Bond Fund*	433,028	—

*	Prior year presented for comparative purposes only
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	Years Ended December 31
	2010	2009

Monumental Life Ins. Co. Constant Duration SIC	$430,688	$379,549
Rabobank Constant Duration SIC*	—	370,515
Prudential Constant Duration SIC**	419,984	—

*	Current year presented for comparative purposes only

**	Prior year presented for comparative purposes only
Average yields for all fully benefit-responsive investment contracts were as follows:

	Years Ended December 31
	2010	2009

Based on actual earnings	3.01%	3.67%
Based on interest rate credited to participants	2.90%	3.55%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the investment may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common collective trust funds — Tthese investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•	Synthetic investment contracts — Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2010	Level 1	Level 2	Total

Interest in registered investment companies (a)	$5,130,200	$—	$5,130,200
Interest in synthetic investment contracts (b)	—	1,329,276	1,329,276
Corporate common stock (c)	255,251	—	255,251
Interest-bearing cash and cash equivalents	248,665	—	248,665
Interest in common collective trusts (d)	—	35,683	35,683

Total assets at fair value	$5,634,116	$1,364,959	$6,999,075

a)	This class includes approximately 32% U.S. equity funds, 9% non-U.S. equity funds, 16% balanced funds, 39% target date funds, and 4% fixed income funds.

b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 100% fixed income funds.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (a)	$2,377,920	$—	$2,377,920
Interest in synthetic investment contracts (b)	—	1,309,136	1,309,136
Corporate common stock (c)	228,052	—	228,052
Interest-bearing cash and cash equivalents	141,666	—	141,666
Interest in common collective trusts (d)	—	2,158,480	2,158,480

Total assets at fair value	$2,747,638	$3,467,616	$6,215,254

a)	This class includes approximately 48% U.S. equity funds, 11% non-U.S. equity funds, 37% balanced funds, and 4% fixed income funds.

b)	This class includes approximately 13% government and government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 76% target date funds, 15% U.S. equity funds, 8% non-U.S. equity funds, and 1% fixed income funds.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2007.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 20-2643745 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Interest-bearing cash and cash equivalents
EB Temporary Investment Fund of Bank of New York Mellon	$248,665
Adjustment from fair to book value	(718)

$247,947

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$607,975
American Funds Europacific Growth Fund	271,095
American Funds Growth Fund of America	850,284
MFS Value Fund	85,482
Vanguard Total Bond Market Index Fund	107,377
Vanguard Inflation Protected Securities Fund	77,161
Vanguard Target Retirement Income Fund	96,201
Vanguard Target Retirement 2010 Fund	83,123
Vanguard Target Retirement 2015 Fund	32,006
Vanguard Target Retirement 2020 Fund	312,622
Vanguard Target Retirement 2025 Fund	293,584
Vanguard Target Retirement 2030 Fund	327,497
Vanguard Target Retirement 2035 Fund	346,275
Vanguard Target Retirement 2040 Fund	292,821
Vanguard Target Retirement 2045 Fund	197,871
Vanguard Target Retirement 2050 Fund	20,582
Vanguard FTSE All-World ex-US Index Fund	197,250
Vanguard Institutional Index Fund	345,462
MSIF Small Company Growth Fund	585,532

Total registered investment companies	$5,130,200

Corporate Common Stock
Allegheny Technologies Incorporated*	$255,251

Common Collective Trusts
BNY Mellon Stable Value Fund	$35,683
Adjustment from fair to book value	(634)

$35,049

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$13,976

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 20-2643745 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

CMBS, BACM 2005-3 A3A	17,540
Freddie Mac, FHR 2760 EB	3,177
Freddie Mac, FHR 2786 PC	1,113
Freddie Mac, FHR 2865 PQ	7,633
Freddie Mac, FHR 2866 XD	6,667
Freddie Mac, FHR 2870 BD	5,358
Freddie Mac, FHR 2888 OW	4,235
GNMA Project Loans, GNR 06-51 A	13,318
Auto Valet 2008-2 A3A	12,847
Bank of America, N.A. Wrap contract	(2,917)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	82,947

CMBS, CDCMT 2002-FX1D1	14,102
Rate Redu Bonds, CNP 05-A A2	11,958
Freddie Mac, FHR 2631 LB	1,574
Freddie Mac, FHR 2778 KR	1,710
Freddie Mac, FHR 2981 NB	405
Freddie Mac, FHR 2891 NB	14,007
CMBS, MLMT 05-CIP1 A2	20,304
CMBS, MLMT 05-CKI1 A2	6,392
CMBS, CD05-CD1 A2 FX	6,503
State Street Bank Wrap contract	(1,967)

State Street Bank Fixed Maturity Synthetic Contract 105028	74,988

CMBS, BSCMS 05-T18 A2	6,321
Freddie Mac, FHR 2763 PC	2,083
Freddie Mac, FHR 2921 NV	5,378
Freddie Mac, FHR 2934 OC	7,812
CMBS, JPMCC 05-LDP2 A2	1,510
Natixis Financial Products Wrap contract	(419)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	22,685

Total Fixed Maturity Synthetic Contracts	$180,620

Variable Rate Synthetic Contracts
Natixis Financial Products	$27,330
Natixis Wrap contract	(327)

Total Variable Rate Synthetic Contracts	$27,003

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 20-2643745 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$38,056
BlackRock, 1-3 Year Credit Bond Index Fund	67,323
BlackRock, Asset-Backed Sec Index Fund	97,189
BlackRock, Comm Mortgage-Backed Sec Fund	18,130
BlackRock, Int Term Credit Bond Index Fund	79,532
BlackRock, Int Term Government Bond Index Fund	35,330
BlackRock Global Investors, Long Term Government Bond Index Fund	18,617
BlackRock, Mortgage-Backed Sec Index Fund	89,770
Monumental Life Ins. Co. Wrap contract	(13,259)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	430,688

Prudential Core Conservative Intermediate Bond Fund	433,028
Prudential Wrap Contract	(13,044)

Prudential Constant Duration Synthetic Contract GA 62215	419,984

BlackRock, 1-3 Year Government Bond Index Fund	20,492
BlackRock, 1-3 Year Credit Bond Index Fund	36,251
BlackRock, Asset-Backed Sec Index Fund	52,333
BlackRock, Comm Mortgage-Backed Sec Fund	9,762
BlackRock, Int Term Credit Bond Index Fund	42,825
BlackRock, Int Term Government Bond Index Fund	19,024
BlackRock, Long Term Government Bond Index Fund	10,024
BlackRock, Mortgage-Backed Sec Index Fund	48,337
State Street Bank Wrap contract	(7,133)

State Street Bank Constant Duration Synthetic Contract 107073	231,915

Total Constant Duration Synthetic Contracts	$1,082,587

Participant loans* (4.25% to 9.25%, with maturities through 2025)	$656,724

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI PRECISION FINISHING, LLC EMPLOYEES’ 401(k) AND PROFIT SHARING PLAN

Date: June 28, 2011	By:	Karl D. Schwartz

Karl D. Schwartz
Controller and Principal Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)